November 22, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Tia Jenkins

Re:                             The Men’s Wearhouse, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
Form 10-Q for the Interim Period Ended August 3, 2013
Filed September 12, 2013
File No. 001-16097

Dear Ms. Jenkins:

The Men’s Wearhouse, Inc. (the “Company”) filed (i) its Annual Report on Form 10-K for the fiscal year ended February 2, 2013 (the “10-K”) on April 3, 2013 and (ii) its Quarterly Report on Form 10-Q for the Interim Period ended August 3, 2013 (the “10-Q”) on September 12, 2013.  By letter dated November 19, 2013, the Company received the Staff’s comments relating to the 10-K and the 10-Q (the “Comments”).  The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.

Form 10-Q for the Interim Period Ended August 3, 2013

Financial Statements, page 3

1.                                      We note you had $37.0 million and $26.2 million in accumulated other comprehensive income as of February 2, 2013 and August 3, 2013, respectively.  Please provide the information required by ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” or tell us how you considered the disclosure requirements of this guidance.

Response:

The Company advises the Staff that 1) it reviewed the disclosure requirements of ASU 2013-02 and 2) concluded that no additional disclosures were required because accumulated other

6380 Rogerdale Road  •  Houston, Texas 77072  •  Phone: (281) 776-7000

comprehensive income consisted of only foreign currency translation adjustments and there were no reclassifications from other comprehensive income into earnings.  However, in light of the Company’s recent entry into an interest rate swap which qualifies for hedge accounting, the Company will present accumulated other comprehensive income information in a comprehensive tabular format to be included in the notes to its consolidated financial statements beginning with its Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 and in future periodic reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

2.                                      We note your disclosure stating that your comparable sales include both net sales of a store and e-commerce net sales beginning in fiscal 2013.  To the extent e-commerce net sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric.  Please provide us with the text of your proposed future disclosure.

Response:

The Company advises the Staff that e-commerce net sales did not have a material effect on the Company’s comparable sales or on any change in trends for this metric.  The inclusion of e-commerce net sales impacted the comparable sales metric for the second quarter of fiscal 2013 by approximately 20 basis points for Men’s Wearhouse/Men’s Wearhouse and Tux and by approximately 10 basis points for K&G.  For the first six months of fiscal 2013, the inclusion of e-commerce net sales impacted the comparable sales metric by approximately 30 basis points for K&G and had no impact on Men’s Wearhouse/Men’s Wearhouse and Tux.  The Company further advises the Staff that its Moores brand does not have e-commerce sales.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Laura Ann Smith, Vice President — Corporate Compliance at 281-776-7880.

Very truly yours,

/s/ JON W. KIMMINS

Jon W. Kimmins